

10031164

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Portfolio Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Reith Street
(No. and Street)

Copiague (City) NY (State) 11726 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy S. Kirton 631-789-2688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gallo + Company CPA's LLP
(Name – *if individual, state last, first, middle name*)

420 Jericho Tpke. (Address), Jericho (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roy S. Kirton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Portfolio Corp., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LIA J. CRUGER
Notary Public, State of New York
No. 01CR6204251
Qualified in Suffolk County
Commission Expires April 13, 20 13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


allo &
Company
CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders of
Pioneer Portfolio Corp.

We have audited the accompanying balance sheet of Pioneer Portfolio Corp., as of June 30, 2010, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Portfolio Corp., as of June 30, 2010, and the related statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.



Gallo & Company CPA's LLP
Jericho, New York

August 10, 2010

Pioneer Portfolio Corp.

Balance Sheet
June 30, 2010

ASSETS

Current Assets	
Cash	$ 36,571
Due from Affiliate	31,352
Total Current Assets	67,923
Fixed Assets	
Furniture, fixtures, and equipment, less Accumulated depreciation of $15,430	-0-
TOTAL ASSETS	$ 67,923

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Accrued expenses	$ -0-
Total Current Liabilities	-0-
Shareholder's Equity	
Common stock (30 shares authorized, no par value, 30 shares issued and 10 outstanding)	30,000
Paid in capital	1,000
Treasury stock (20 shares at cost)	(5,000)
Retained earnings	41,923
Total Shareholder's Equity	67,923
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 67,923

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Statement of Income
For the Year Ended June 30, 2010

REVENUE	
Commissions	$ 18,419
Miscellaneous income	218
TOTAL REVENUE	18,637
EXPENSES	
FINRA fees	1,244
Rent	1,200
Professional fees	7,770
TOTAL EXPENSES	10,214
NET INCOME BEFORE PROVISION FOR TAXES	8,423
PROVISION FOR TAXES	
Federal and State taxes	-0-
NET INCOME	$ 8,423

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended June 30, 2010

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Shareholder's Equity July 1, 2009	$ 30,000	$ 1,000	$ (5,000)	$ 33,500	$ 59,500
Return of Capital	-0-	-0-	-0-	-0-	-0-
Net Income-June 30, 2010	-0-	-0-	-0-	8,423	8,423
Shareholder's Equity June 30, 2010	$ 30,000	$ 1,000	$ (5,000)	$ 41,923	$ 67,923

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Statement of Cash Flows
For the Year Ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 8,423
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Decrease in due from affiliates	2,713
NET CASH USED IN OPERATING ACTIVITIES	11,136
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,136
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,435
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 36,571

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for State corporate taxes	$ -0-

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Notes to Financial Statements
June 30, 2010

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Pioneer Financial Corp. (the "Company") began operations in 1986. The Company is a broker dealer, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 - INCOME TAXES

The Company is subject to both Federal and State income taxes.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at June 30, 2010, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FIXED ASSETS

Fixed assets at June 30, 2010 consists of the following:

Furniture fixtures, and equipment	$ 15,430
Less accumulated depreciation	(15,430)
Book value	$ -0-

Depreciation expense is $-0- for the year ended June 30, 2010.

Note 5 - TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2010, the Company had net capital of $36,571, which was $31,571 in excess of its required net capital of $5,000.

Note 7 - SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through August 10, 2010. Based on this evaluation, no adjustments were required to the Financial Statements as of June 30, 2010.

Pioneer Portfolio Corp.

Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
June 30, 2010

CREDITS	
Shareholder's equity	$ 67,923
TOTAL CREDITS	67,923
DEBITS	
Receivable from affiliate	31,352
Furniture, fixtures, equipment (net accumulated depreciation of $15,430)	-0-
TOTAL DEBITS	31,352
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	36,571
NET CAPITAL	36,571
Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 6)	5,000
Excess in Net Capital	$ 31,571
Excess Net Capital at 1000% (Net capital - 10% AI)	$ 31,571
Total Aggregate Indebtedness	$ -0-
Percentage of Aggregate Indebtedness to Net Capital	0%

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
June 30, 2010

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital Per Unaudited Focus Report	$ 36,571
Adjustments to Net Capital	
Accrued expenses	-0-
Net Capital Per Audited Focus Report	$ 36,571

	Unaudited Focus 6/30/10	Audited Focus 6/30/10
Net Capital	$ 36,571	$ 36,571
Minimum Net Capital at 6-2/3% of AI	5,000	5,000
Excess Net Capital	31,571	31,571
Excess Capital at 1000%	31,571	31,571
Total Aggregate Indebtedness (AI)	-0-	-0-
Percentage of AI to Net Capital	0%	0%

See Notes to Financial Statement.

Pioneer Portfolio Corp.

Supplemental Information to the Accountants' Audited Report
For the Fiscal Year Ended June 30, 2010

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that it does not use a clearing broker for any of its transactions. In the opinion of the management of Pioneer Portfolio Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended June 30, 2010.

See Notes to Financial Statement.


allo &
Company
CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Pioneer Portfolio Corp.
Additional Information
Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
June 30, 2010

To the Board of Directors
and Shareholders of
Pioneer Portfolio Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Pioneer Porfolio Corp. (the "Company") for the year ended June 30, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and th practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates an judgments by management are required to assess the expected benefits and related costs of internal control structur policies and procedures and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective Two of the objectives of an internal control structure and the practices and procedures are to provide managemer with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarde against loss from unauthorized use or disposition and transactions are executed in accordance with management' authorization and recorded properly to permit the preparation of financial statements in accordance with accountin principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

August 10, 2010



420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholders of Pioneer Portfolio Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year-ended June 30, 2010, which were agreed to by Pioneer Portfolio Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pioneer Portfolio Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pioneer Portfolio Corp.'s management is responsible for Pioneer Portfolio Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year-ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year-ended June 30, 2010 noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, We do not express such an opinion. If we had performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

August 10, 2010

Pioneer Portfolio Corp.

FINANCIAL STATEMENTS

June 30, 2010

Pioneer Portfolio Corp.

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